FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2005

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

475 Howe St., #720, Vancouver, B.C. Canada, V6V 2B3

(Address of principal executive offices)

Attachments:

1.

News Release dated February 10, 2005- Nor Property Update

2.

News Release dated February 15, 2005- Investor Relations Agreement

3.

In News Release dated February 16, 2005- Options

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: March 21, 2005

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: February 10, 2005

______________________________________________________________________________________

INTERNATIONAL KRL RESOURCES CORP. – NOR PROPERTY UPDATE

International KRL Resources Corp. (the “Company” or “IRK”), is planning an exploration program for the 2005 field season on their optioned Cu-U-Au Nor Property in the Richardson Mountains, 65 km east of the Dempster Highway and north of Dawson City, Yukon Territory.  The property was acquired in November 2004.

The Nor surface showing covers a zone of hematite enriched heterolithic breccia with areas of intensely altered sediments enriched in copper (Cu), uranium (U), gold (Au) and Rare Earth Elements (REE).  Results from the 1978 to 1980 programs returned assay values of up to 4% U, 4% Cu, 2g/t Au and REE in grab samples.

Aeromagnetic and gravity surveys conducted in 2002 by the Geological Survey of Canada and the Yukon Resources Management indicate significant geophysical features which warrant intensive interpretation and field exploration.  These features bear similarities to those of an Olympic Dam deposit model.  These surveys were not available during earlier exploration programs.

The Company has staked an additional 154 mineral claims and it now has 206 mineral claims covering a prominent magnetic feature with an area of 10km by 2.5km. Only a short section of this feature was investigated by earlier exploration.

The 2005 exploration program proposed for the Nor Property will consist of an initial close-spaced airborne magnetic survey followed by interpretation and comparison with known bedrock geology and structure to be followed by a geochemical soil survey and detailed geological mapping and sampling. Trenching and diamond drilling of anomalous targets would follow.

The Qualified Person on the Nor Project is Michael Sanguinetti, P.Eng.  For more information on the Nor Property and International KRL Resources Corp. please visit www.krl.net and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720– 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: February 15, 2005

____________________________________________________________________________________

INVESTOR RELATIONS AGREEMENT

International KRL Resources Corp. (the “Company”) reported that it has retained John Turner of Vancouver, BC, to provide investor relations services to the Company.  John Turner has over 30 years experience in capital markets and marketing. Under the terms of the agreement, the Company will pay Mr. Turner a sum of $3,000 per month, for a period of three months, and will grant 100,000 incentive stock options. The options shall vest on the basis of 25% at the end of each three month period, and will expire 30 days after termination of services.  Any shares issued upon exercise of the options will be subject to a hold period of four months from the date of the grant.

Please visit www.krl.net for more information on International KRL Resources Corp.

ON BEHALF OF THE BOARD

“Seamus Young”_______
Seamus Young, President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: February 16, 2005

____________________________________________________________________________________

OPTIONS

International KRL Resources Corp. (the “Company”) announced the grant of 400,000 incentive stock options under its option plan to directors, officers and consultants of the Company, exercisable at $0.20 per share for a period of two years. The shares to be issued upon exercise of the options shall be subject to a hold period of four months from the date the options were granted.

ON BEHALF OF THE BOARD

“Seamus Young”_______
Seamus Young, President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.